UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Aerovate Therapeutics, Inc.

 (Name of Issuer)

Common Stock, par value $0.0001 per share

 (Title of Class of Securities)

008064107

 (CUSIP Number)

Atlas Venture

Attention: Ommer Chohan, Chief Financial Officer

300 Technology Square, 8th Floor

Cambridge, MA 02139 USA

(857) 201-2700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2021

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008064107

1.	Names of Reporting Persons Atlas Venture Fund XII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,103,879 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,103,879 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,103,879 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)	As described in Item 5 below, Atlas Venture Fund XII, L.P., a Delaware limited partnership (“Atlas XII”), Atlas Venture Associates XII, L.P., a Delaware limited partnership (“AVA XII LP”) and Atlas Venture Associates XII, LLC, a Delaware limited liability company (“AVA XII LLC” and together with Atlas XII and AVA XII LP, the “Reporting Persons”) beneficially own 3,103,879 shares of the Issuer’s Common Stock. All of these shares are directly held by Atlas XII. AVA XII LP is the general partner of Atlas XII and AVA XII LLC is the general partner of AVA XII LP. Each of AVA XII LP and AVA XII LLC has voting and dispositive power over the shares held by Atlas XII. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by Atlas XII.

(2)	This percentage is calculated based upon 24,410,393 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on August 16, 2021.

CUSIP No. 008064107

1.	Names of Reporting Persons Atlas Venture Associates XII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,103,879 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,103,879 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,103,879 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)	As described in Item 5 below, Atlas Venture Fund XII, L.P., a Delaware limited partnership (“Atlas XII”), Atlas Venture Associates XII, L.P., a Delaware limited partnership (“AVA XII LP”) and Atlas Venture Associates XII, LLC, a Delaware limited liability company (“AVA XII LLC” and together with Atlas XII and AVA XII LP, the “Reporting Persons”) beneficially own 3,103,879 shares of the Issuer’s Common Stock. All of these shares are directly held by Atlas XII. AVA XII LP is the general partner of Atlas XII and AVA XII LLC is the general partner of AVA XII LP. Each of AVA XII LP and AVA XII LLC has voting and dispositive power over the shares held by Atlas XII. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by Atlas XII.

(2)	This percentage is calculated based upon 24,410,393 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on August 16, 2021.

CUSIP No. 008064107

1.	Names of Reporting Persons Atlas Venture Associates XII, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,103,879 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,103,879 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,103,879 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)	As described in Item 5 below, Atlas Venture Fund XII, L.P., a Delaware limited partnership (“Atlas XII”), Atlas Venture Associates XII, L.P., a Delaware limited partnership (“AVA XII LP”) and Atlas Venture Associates XII, LLC, a Delaware limited liability company (“AVA XII LLC” and together with Atlas XII and AVA XII LP, the “Reporting Persons”) beneficially own 3,103,879 shares of the Issuer’s Common Stock. All of these shares are directly held by Atlas XII. AVA XII LP is the general partner of Atlas XII and AVA XII LLC is the general partner of AVA XII LP. Each of AVA XII LP and AVA XII LLC has voting and dispositive power over the shares held by Atlas XII. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by Atlas XII.

(2)	This percentage is calculated based upon 24,410,393 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on August 16, 2021.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.0001 par value (“Common Stock”) of Aerovate Therapeutics, Inc., a Delaware corporation (the “Issuer” or “Aerovate”). The address of the principal executive offices of the Issuer is 200 Berkeley Street, Floor 18 Boston, MA 02116. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by (i) Atlas Venture Fund XII, L.P., a Delaware limited partnership (“Atlas XII”), (ii) Atlas Venture Associates XII, L.P., a Delaware limited partnership (“AVA XII LP”), (iii) Atlas Venture Associates XII, LLC, a Delaware limited liability company (“AVA XII LLC” and together with Atlas XII and AVA XII LP, the “Reporting Persons”).

(b)	The address of the principal place of business of each of the Reporting Persons is 300 Technology Square, 8th Floor, Cambridge, Massachusetts 02139.

(c)	The principal business of each of the Reporting Persons is the venture capital investment business.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Atlas XII and AVA XII LP is a Delaware limited partnership. AVA XII LLC is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 3,103,879 shares of Common Stock, consisting of (i) 535,714 shares of Common Stock that were purchased by Atlas XII in the Issuer’s initial public offering of common stock (the “Offering”) at the public offering price of $14.00 per share and (ii) 2,568,165 shares of Common Stock received upon the automatic conversion of preferred stock of the Issuer held prior to the Offering, which shares converted to Common Stock in connection with the closing of the Offering. The Offering closed on July 2, 2021. The 535,714 shares of Common Stock acquired by Atlas XII in the Offering were purchased for an aggregate purchase price of $7.5 million. The funds used by Atlas XII to acquire the securities described above were obtained from its general and limited partners.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock for investment purposes. Except as set forth herein and except that the Reporting Persons or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, as of the date of this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

(a)            The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)            An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)            A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)            Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)            Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)          Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)          Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated above.

David Grayzel, M.D., a member of Atlas XII, serves on the board of directors of the Issuer. As a director of the Issuer, Mr. Grayzel may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) – (b).

As of the date hereof, Atlas XII is the record owner of 3,103,879 shares of Common Stock. AVA XII LP is the general partner of Atlas XII and AVA XII LLC is the general partner of AVA XII LP. Each of Atlas XII, AVA XII LP and AVA XII LLC has shared voting and dispositive power over the shares held by Atlas XII. As such, each of Atlas XII, AVA XII LP and AVA XII LLC may be deemed to beneficially own the shares held by Atlas XII.

Each of the Reporting Persons may be deemed to beneficially own 12.7%, of the Issuer’s outstanding Common Stock, which percentage is calculated based upon 24,410,393 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on August 16, 2021.

The Reporting Persons disclaim group membership, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.

(c)	None of the Reporting Persons have purchased or sold any shares of Common Stock during the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investors’ Rights Agreement

Atlas XII and certain other stockholders of the Issuer entered into an investors’ rights agreement dated August 5, 2020 (the “Investors’ Rights Agreement”), with the Issuer. Under the Investors’ Rights Agreement, holders of “registrable securities” (as defined in the Investors’ Rights Agreement”) are entitled to rights with respect to the registration of these securities under the Securities Act of 1933, as amended (the “Securities Act”). The Investors’ Rights Agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses incurred in connection with registrations under the Investors’ Rights Agreement will be borne by the Issuer, and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

The holders of registrable securities are entitled to demand registration rights. Beginning 180 days after June 30, 2021, the Issuer will be required, upon the request of holders of at least 35% of outstanding registrable securities, to file a registration statement with an anticipated offering amount of at least $5.0 million and use commercially reasonable efforts to effect the registration of these shares for public resale. The Issuer is required to effect up to two registrations pursuant to this provision of the Investors’ Rights Agreement.

Short-Form Registration Rights

The holders of registrable securities are also entitled to short form registration rights. Pursuant to the Investors’ Rights Agreement, if the Issuer is eligible to file a registration statement on Form S-3, upon the request of holders of at least 65% of outstanding registrable securities to sell registrable securities with an anticipated aggregate offering amount of at least $1.0 million, the Issuer will be required to use commercially reasonable efforts to effect a registration of such shares. The Issuer is required to effect up to two registrations in any twelve month period pursuant to this provision of the Investors’ Rights Agreement.

Piggyback Registration Rights

The holders of registrable securities are entitled to piggyback registration rights. If the Issuer registers any of its securities either for its own account or for the account of other security holders, the holders of outstanding registrable securities are entitled to include their shares in the registration. Subject to certain exceptions contained in the Investors’ Rights Agreement, the Issuer and the underwriters may limit the number of shares included in the underwritten offering if the underwriters determine that marketing factors require a limitation of the number of shares to be underwritten.

Indemnification

The Investors’ Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and they are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The demand registration rights, short-form and piggyback registration rights granted under the Investors’ Rights Agreement will terminate upon the earliest to occur of: the closing of a deemed liquidation event (as defined in the Issuer’s amended and restated certificate of incorporation) or, as to any holder of registrable securities, at such time after this offering when all of such holder’s shares may be sold without restriction pursuant to Rule 144 within a three month period.

Lock-up Agreement

Atlas XII, Mr. Grayzel and the holders of substantially all of the Company’s securities prior to the Offering and all of the Company’s officers and directors are subject to lock-up agreements (the “Lock-Up Agreements”) with Jefferies LLC and Cowen and Company, LLC, as representatives (the “Representatives”) of the underwriters of the Offering. Pursuant to Lock-Up Agreements, without the consent of the Representatives, Atlas XII may not dispose of its Common Stock held prior to the Offering during the period from June 30, 2021 continuing through the date 180 days thereafter, subject to certain exceptions. The Representatives may, in their sole discretion, permit early release of shares subject to the lock-up agreements.

The foregoing descriptions of the terms of the Investors’ Rights Agreement and the Lock-Up Agreements are not complete and are qualified in their entirety by reference to the text of the Investors’ Rights Agreement and form of Lock-Up Agreement, which are filed herewith as Exhibits B and C, respectively, and incorporated herein by reference.

Other than as described in this Item 6, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power of the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Investors’ Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-256949), filed on June 9, 2021).

C.	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Amendment No. 3 to Form S-1 Registration Statement (File No. 333-256949), filed on June 24, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2021

Atlas Venture Fund XII, L.P.

By:	Atlas Venture Associates XII, L.P.
its	General Partner

By:	Atlas Venture Associates XII, LLC
its	General Partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

Atlas Venture Associates XII, L.P.

By:	Atlas Venture Associates XII, LLC
its	General Partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

Atlas Venture Associates XII, LLC

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

Dated: November 5, 2021

Atlas Venture Fund XII, L.P.

By:	Atlas Venture Associates XII, L.P.
its	General Partner

By:	Atlas Venture Associates XII, LLC
its	General Partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

Atlas Venture Associates XII, L.P.

By:	Atlas Venture Associates XII, LLC
its	General Partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

Atlas Venture Associates XII, LLC

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer